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                              April 13, 2022

       Man Chung Chan
       Chief Executive Officer
       Bonanza Goldfields Corp.
       37/F, Singapore Land Tower
       50 Raffles Place
       Singapore 048623

                                                        Re: Bonanza Goldfields
Corp.
                                                            Amendment No. 5 to
Registration Statement on Form 10-12G
                                                            Filed April 1, 2022
                                                            File No. 000-53612

       Dear Mr. Chan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form 10-12G Filed April 1, 2022

       Introductory Comment, page ii

   1. We note your disclosure that you do not believe you are covered by any permissions requirements from the
China Securities Regulatory Commission or Cyberspace
                                                        Administration of
China. Please revise to explicitly state whether you are subject to any other permissions or
approvals from Chinese authorities to operate your business and to offer securities to
foreign investors, and if so, disclose each permission or approval.
                                                        Please also
specifically reference the CAC regulations effective February 15, 2022 in the third paragraph and on
page 23, where you continue to reference draft regulations.
       Report of Independent Registered Public Accounting Firm, page F-2

   2. We note that your audit report covers the balance sheet as of December 31, 2021 and the related financial
statements for the year ended. Please include an audit report that covers
 Man Chung Chan
Bonanza Goldfields Corp.
April 13, 2022
Page 2
      the balance sheets as of December 31, 2021 and 2020 and the related financial statements for each of the two years then ended. Refer to Rule 8-02 of Regulation S-X. Please also amend your Form 10-K for the period ended December 31, 2021 accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at 202-551-3319 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameMan Chung Chan
                                                          Division of
Corporation Finance
Comapany NameBonanza Goldfields Corp.
                                                          Office of Trade &
Services
April 13, 2022 Page 2
cc:       Jenny Chen-Drake, Esq.
FirstName LastName